SPUR VENTURES INC.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2007

Dated: May 11, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 11, 2007, and should be read in conjunction with the unaudited consolidated financial statements with accompanying notes of Spur Ventures Inc. (the “Company”) for the period ended March 31, 2007 which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

This MD&A contains certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming initiatives. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, future prices of nitrogen, phosphate and potash, exploitation and exploration successes, continued availability of capital and financing, the exchange rates for Canadian, US and Chinese currencies, Chinese policies on fertilizer and agriculture, and general economic, market or business conditions. The Company disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

All amounts are reported in U.S. dollars, unless otherwise stated. Additional information on the Company can be found in the Company’s filings with Canadian security commissions on SEDAR at www.sedar.com and in the Company’s Form 20-F with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

1.	Results of Operations – First Quarter

Non-GAAP Measures

In this MD&A, the Company has reported EBITDA (Earnings (Loss) Before Interest, Tax, Depreciation & Amortization). This is a non-GAAP measure, which is used to determine the Company’s ability to generate cash flows and returns for investing and other activities.

The following table shows the calculation of EBITDA:

In US dollars	Q1/07	Q1/06
YSC
Earnings (loss)	(240,492)	(139,931)

Interest Exp	52,161	48,230
Tax	-	-
Depreciation & amortization	147,966	224,347

EBITDA	(40,365)	132,646

Spur Consolidated
Earnings (loss)	(376,540)	(239,463)

Interest Exp	52,161	48,230
Tax	-	-
Depreciation & amortization	157,763	227,366

EBITDA	(166,616)	36,133

Yichang Spur Chemicals (YSC)

YSC production for the first quarter of 2007 was 19.4 % less than the corresponding quarter in 2006 due to electrical interruptions in January and February. Sales were up 12.6% to 14,136 metric tones (“mt”), sales revenues were up 11.9% to $3,157,000 and payments received were up 9.5% to $2,956,445. Unfortunately significant increases in sulphuric acid (89.6%) and Muriate of Potash (MOP) (“KCl”) (5.7%) resulted in a 15.5% increase in production costs. The increased sulphur costs are due to the rail disruptions in WCAN and are thus thought to be temporary. The KCl price increases are the result of yet another Canpotex price increase. YSC had a positive gross profit for the quarter ended March 31, 2007 of $127,194. March production was 6,150 mt and sales 7,108 mt. EBITDA was ($40,000) in the three months ended March 31, 2007 compared to $133,000 in the same period in 2006.

The following table illustrates the quarterly operational results at YSC.

	Q1/2007	Q1/2006	Q2/2006	Q3/2006	Q4/2006	Total 2006	Q1/2005	Q2/2005	Q3/2005	Q4/2005	Total 2005

Production Volume (mt)	11,125	13,810	6,586	7,294	9,883	37,572	5,571	9,486	11,961	6,424	33,442
Sales Volume (mt)	14,136	12,557	4,833	6,583	10,721	34,695	7,302	9,311	7,462	5,741	29,816
Net Sales ($)	3,157,193	2,820,850	1,020,136	1,474,175	2,381,878	7,697,039	1,725,674	2,099,865	1,736,150	1,241,160	6,802,849
Cost of product ($)	3,029,999	2,624,090	1,171,584	1,476,988	2,249,996	7,522,658	1,442,625	2,049,960	1,659,556	1,582,328	6,734,470
Total Gross Profit ($)	127,194	196,760	(151,448)	(2,813)	131,882	174,381	283,049	49,905	76,593	(341,168)	68,379
Selling price/mt ($)	223	225	211	224	222	222	236	226	233	216	228
Cost of Product/mt ($)	214	209	242	224	210	217	198	220	222	276	226
EBITDA - YSC ($)	(40,365)	132,646	(4,954)	(196,491)	(4,837,554)	(4,906,353)	196,468	(67,561)	13,436	(322,433)	(180,090)

The latter part of the first quarter and the second quarter are the peak times for fertilizer sales in the northern hemisphere. Weather related events and crop future pricing can cause a delay in farmers planting intentions until the second quarter. The first half results are usually the more meaningful measure of a fertilizer company’s spring results. The average sales price for the first quarter of 2007 was down by $2/mt but subsequently April sales prices are up $7/mt to $230/mt.

Yichang Maple Leaf Chemicals (YMC)

The Company is still going through the approval application process in order to formally transfer the mining licenses for the Dianziping and Shukongping phosphate deposits from its joint venture partner, YPCC, to the YMC Joint Venture Company which the Company controls.

Spur is pleased to report that after very thorough due diligence the first approval stage was finally completed in late December 2006 when Yiling County (Dianziping mine site) and Xinshang County (Shukongping mine site) officially approved the transfer to the Yichang City level. Yichang City has now also completed its own due diligence on the transfer and is in a position to recommend the transfer to Hubei Province Land and Resources. Under today’s regulations in China, Hubei L&R has the legal right to make the final decision on the transfer but it could also require subsequent review in Beijing.

The key to Yichang City recommending the Mining License Transfer to Hubei Province Land and Resources is now the formal renewal of the YMC Business License.

Hubei Administration for Industry and Commerce (AIC) extended YMC’s Business License until June 30, 2007 by the direction of Central Ministry of Commerce based on a strong letter of support from the City of Yichang. This extension gave YPCC time to complete its first Registered Capital Contribution. The authorities have acknowledged that Spur has been in compliance since March of 2005 at which time Spur’s Registered Capital Contribution totaled $15.32 M in cash. YPCC made its first required Registered Capital contribution valued at $3.73M for prior R&D expenses and $1.06M of other expenses in February of 2007. YPCC’s contribution is in the process of proper registration with the Hubei AIC in order to complete the requirements for the renewal of the YMC Business License which should be issued in the near future. YPCC’s next and last Registered Capital contribution will be the two mining licenses.

The Company's Consolidated Results

EBITDA was ($167,000) in the three months ended March 31, 2007 compared to $36,000 in the same period in 2006.

Total general and administrative expenses decreased to $745,000 in the quarter ended March 31, 2007 from $753,000 in the same period of 2006, mainly attributable to the decrease in miscellaneous expenses by $62,000 from 2006 when the Company wrote off some scrapped fixed assets, and a reduction of professional fees by $7,000. Interest income increased to $277,000 in the first quarter of 2007 compared to $215,000 in the first quarter of 2006, reflecting the Company’s strong cash position.

Accounts Receivables decreased to $1,164,000 at the end of the quarter from $1,247,000 at the end of 2006 reflecting an increased effort to collect from customers. Inventory balance decreased to $1,868,000 at the end of the first quarter from $2,429,000 at the end of 2006 due to the increase in sales and the reduction in production because of the electrical interruptions. Accounts Payable decreased to $1,493,000 at the end of the quarter from $1,527,000 at the end of 2006 when the Company paid off some of its creditors. Customer deposits decreased to $448,000 from $683,000 at the end of 2006 as products were delivered to customers in the first quarter of 2007. Bank loans decreased to $892,000 at the end of March 2007 from $1,271,000 at the end of 2006 because the Company has been repaying its loan with ICBC on a monthly basis.

Foreign Exchange Gain / Loss

The unrealized foreign exchange loss was $33,000 for the three months ended March 31, 2007, compared to a profit of $48,000 in the three months ended March 31, 2006. The unrealized foreign exchange loss was mainly a result of the translation of the Company’s integrated joint ventures YMC and YSC using the temporal method. YSC was considered a self-sustaining operation prior to March 31, 2006, but is now considered an integrated operation due to a significant change in its financial condition. As a result, the foreign currency translation of YSC was prospectively changed from the current rate method to temporal method. Under the temporal method, monetary assets and liabilities are translated at period-end exchange rates and items included on the statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is charged to the statement of operations.

The Company conducts business in China, with most costs and revenues in Chinese Renminbi. Its Vancouver head office incurs expenses in Canadian dollars. The Company also holds a significant amount in US dollar denominated Guarantee Investment Certificate (GIC) accounts ranging from one to four months. Foreign exchange losses or gains are dependent upon the exchange rate relationship among the U.S. Dollar, Chinese Renminbi and Canadian Dollar. It is anticipated that exchange rates will be volatile over the coming quarters. This may result in foreign exchange fluctuating between gains or losses on a quarterly basis. The Company does not yet use derivatives to hedge against exposures to foreign currency arising from the Company’s balance sheet liabilities, therefore the Company is exposed to future fluctuations in the three currencies.

2.	Summary of Quarterly Results

	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended
	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,
	2007	2006	2006	2006	2006	2005	2005	2005

Total revenues	3,157,193	2,381,878	1,474,175	1,020,136	2,820,850	1,241,160	1,736,150	2,099,865
Net income (loss)	(376,540)	(4,764,608)	(647,577)	(818,156)	(239,463)	(711,477)	(1,098,682)	(713,013)

Earnings (loss) per	(0.01)	(0.08)	(0.01)	(0.01)	(0.00)	(0.01)	(0.02)	(0.02)
share
Diluted earnings (loss)	(0.01)	(0.08)	(0.01)	(0.01)	(0.00)	(0.01)	(0.02)	(0.02)
per share

3.	Liquidity and Capital Resources

As of March 31, 2007, the Company had a total of $26.1 million in capital resources, made up of cash and cash equivalents of $13.6 million, restricted cash of $0.1 million and short-term investments of $12.4 million. The Company currently intends to use these funds for the expansion of its NPK facilities and for mining development in China.

The cash and cash equivalents of $13.6 million included $8.6 million held in US$ term deposits and $0.1 million in bank balances with a major Canadian bank. There was $4.9 million held in YSC and YMC accounts with major banks in China of which $4.1 million was deposited in Canadian dollars and $0.8 million was operating working capital in Chinese Renminbi. The restricted cash of $0.1 million was deposited to a bank in China in support of notes payable to suppliers. The short-term investments of $12.4 million included US Treasury Bills of $10.2 million, US$ term deposits of $2.0 million and Canadian dollar denominated GICs of $0.2 million having more than 90 days maturity periods with two major Canadian financial institutions. The Company believes it has sufficient funds to meet its financial needs for the next 12 months.

The terms of the YMC original Joint Venture agreement provide that the Company contribute total registered capital of $128 million within the 72 months of the establishment of YMC, which was registered in November 2003. However two Supplemental Agreements were signed by Yichang City and Hubei Province to reduce the required Registered Capital. These two agreements are awaiting approval in Beijing. The Company has thus only made a total contribution of $22.4 million as of the date of this report. The Company did not have any off-balance sheet arrangements as of the end of the first quarter of 2007.

4.	Transactions with Related Parties

Directors and officers

During the three-month period ended March 31, 2007, the Company paid consulting fees of $33,413 (2006: $34,603) to two companies controlled by one officer and an associate of a director (2006: 2 companies).

5.	Outstanding Share Data

As of May 11, 2007, the Company had the following shares, warrants and options outstanding:

	Number	Exercise Price (CAD)	Expiry Date
Common Shares	58,740,520	n/a	n/a
Stock Options	1,700,000	0.60	6-May-08
Stock Options	435,000	1.20	19-Jun-08
Stock Options	1,250,000	1.50	23-Jul-09
Stock Options	200,000	1.50	12-Oct-09
Stock Options	500,000	1.80	1-Mar-10
Stock Options	200,000	1.50	16-Sep-10
Stock Options	200,000	1.50	14-Mar-11
Stock Options	625,000	1.03	4-Jul-11
Stock Options	350,000	0.64	2-Jan-12
Stock Options	50,000	0.55	4-Apr-12
Warrants	8,571,429	2.00	28-Jul-07
TOTAL	72,821,949

On January 3, 2007, the Company granted options to an officer to purchase 200,000 common shares of the Company, a new employee to purchase 100,000 common shares of the Company, and an employee to purchase 50,000 common shares of the Company at the exercise price of C$0.64 per share. The options become vested over a three-year period with one-third of the options vesting one year after the date of grant, one-third two years after the date of grant, and the remaining one-third three years after the date of grant. The fair value of the grant was C$101,500 of which C$15,507 was charged to Stock-based compensation in the first quarter of 2007.

On April 4, 2007, the Company granted options to an employee to purchase 30,000 common shares of the Company, and an employee to purchase 20,000 common shares of the Company at the exercise price of C$0.55 per share. The options become vested over a three-year period with one-third of the options vesting one year after the date of grant, one-third two years after the date of grant, and the remaining one-third three years after the date of grant. The fair value of the grant was C$14,000.

6.	Tianren Acquisition

On June 29, 2005, the Company entered into an agreement (the “Agreement”) to acquire the fertilizer related assets of Hebei Tianren Chemical Corporation (“Tianren”), a Chinese holding company, and to merge the management teams and assets of both companies.

In accordance with the terms of the Agreement, assets to be acquired include:

1.   A 51% interest in Xinjiang Tianren Chemicals Ltd. (“Xinjiang”) which has a 100,000 tonne per annum (“tpa”) compound NPK plant in Xinjiang Uygur Autonomous Region.

2.   A 75% interest in Tianding Chemical Company (“Tianding”) which has a 100,000 tpa compound NPK plant in Qinhuangdao, Hebei Province. Tianding also has one of the largest fertilizer bagging facilities in China with current production under contract of over 28 million bags per annum for Tianren and other large fertilizer producers with long-term stable distribution contracts. The bagging plant generates a positive EBITDA and is a key part of the logistics of distributing fertilizers within the country.

3.  An 80% direct interest in Tianren Agriculture Franchise Company (“TAFC”), a large fertilizer marketing company based in Qinhuangdao, Hebei Province. In addition the Company will acquire a further 15% indirect interest through Tianding’s ownership of TAFC.

4.   A 60% interest in Hubei Yichang Tianlong Industry Company (“Tianlong”), a raw materials sourcing and fertilizer trading company based in Yichang, Hubei Province where the Company’s current facilities are also located.

The Company agreed to acquire these assets in consideration for the issue to Tianren of approximately 15.5 million shares of the Company, such shares to be subject to an escrow period of 24 months and voting rights for those shares which at any one time exceed 19.9% of the issued shares of the Company to be restricted.

The transaction was negotiated at arm’s length and is subject to due diligence, TSX and all other regulatory approvals, and standard closing conditions.

The Chinese government implemented new regulations for share for share purchases in September of 2006 which clarified the process but required Spur and Tianren to commence a new application procedure.

Formal applications have now been approved by the Qinhuangdao City and Hebei Province Ministry of Commerce for Tianding and TACF and by Yichang City and Hubei Province for Tianlong and all are currently being reviewed by Central Ministry of Commerce.

By way of an amending agreement dated December 20, 2006, the parties agreed that Xinjiang and its 100,000 mt NPK plant in northwest China would no longer be part of the transaction and that the share allocation to Tianren would be reduced from 15.5 M to 13.3M shares. New government policies in Xinjiang Uygur Autonomous Region dictating a switch from natural gas to coal to produce nitrogen for the NPK plant made this entity no longer economically attractive to Spur.

Additional approvals under China’s WTO accession guidelines (which came into effect on December 11, 2006) will also be required for Tianlong, because it has a sulphuric acid import license, and for TAFC because it has distribution and sales rights in China.

To accommodate the additional time required for these Chinese approvals the merger deadline has been extended until September 30, 2007.

Approvals by the central Ministry of Commerce are anticipated to be completed by mid-year.

Spur will retain earnings (losses) for the three Tianren companies from June 1, 2006 until the merger is finally approved. However, because of a significant down turn in the commodity fertilizer cycle in China, 2006 and 2007 earnings will be less than 50% compared to 2005 when the merger process began. These lower earnings are a disappointment to Spur and are being reviewed in the context of the original perceived value of the merger.

7.	Outlook

Spur firmly believes that only those firms that control their own raw materials, have production facilities with economies of scale and that can deliver their products effectively to the market, will be successful. Because of these first two criteria Spur is focusing on the YMC Project and the latter criterion is the reason for the merger with Tianren.

Spur is exploring new territory accessing a natural resource in China and seeking approval for a share for share purchase under new Chinese guidelines.

The clock started ticking for the mining licence transfer in early 2005 after the two mining licenses had been formally issued and Spur made its first Registered Capital contribution. It has been two years since the mining license transfer process was initiated, and that is not a long time for the transfer of a natural resource anywhere in the world and certainly not in China.

The key drivers for the YMC Project remain the continued growth of the 12 million mt/yr Nitrogen, Phosphorus and Potassium fertilizer (“NPK”) market in China. NPK demand has been growing at approximately 10% each year but still represents only 20% of the compound fertilizers sold in China. The Chinese government wants this to increase to 50% by 2010 to ensure a 25% increase in crop production to feed China’s growing population. In 2006 China imported 1.95 million mt of NPK’s at an average price 15% higher than domestic NPK product so there is another growth opportunity through import substitution.

Both the trend towards higher quality and analysis fertilizers and the import substitution opportunity are viewed as strong justification for Spur continuing its work at both YSC and YMC.

In addition, global fertilizer markets had a very strong showing in 2006 with today’s Diammonium Phosphate fertilizer (“DAP”) prices up from 35% (fob Morocco) to 60% (fob Tampa) and urea up approximately 45% year over year. Because of these strong international prices Chinese DAP producers are exporting more DAP which is resulting in stronger NPK demand in China in 2007.

The focus of Spur’s strategy remains the Yichang Integrated Phosphate Project of YMC. That means Spur will be fully integrated from mining through flexible manufacturing to the market place. Flexible manufacturing means that Spur may produce Monoammonium Phosphate fertilizer (“MAP”) rather than NPK’s because MAP can be sold directly to other NPK producers or exported to SE Asia. MAP represents 90% of the phosphate source for NPK production.

After continued electrical interruptions in January and the traditional shut down during the Chinese New Year festivities in February, YSC is now back at full operational capacity and is on track to produce 6,151 mt and sold 7,108 mt in March. If market conditions remain favourable, YSC’s production should exceed 50,000 mt this year, a 20% increase over 2006.

While Spur continues to work on the YMC Project, we are also advancing our vision to be “The Fastest Growing Integrated Supplier of Plant Nutrients for the Chinese Farmer.” In January, David Zeng joined Spur to lead our drive to supply specialty plant nutrient products as Spur develops its “bundling” concepts and drives down the value chain.

Spur is continuing its transition from being a mining company to being fully integrated from mining through production into the market place, with an emphasis on being a market driven and customer focused company.

8.	Disclosure Controls and Procedures

During the year ended December 31, 2005, the Company’s General Counsel and Corporate Secretary completed an evaluation of the effectiveness of the Company’s existing disclosure controls and procedures, undertook extensive research and made recommendations to the Company’s CEO and Board of Directors. Based on those recommendations, a draft corporate disclosure policy was presented to the Company’s board and adopted in late December 2005.

With the new disclosure policy in place, management is reasonably confident that material information relating to the Company, including its consolidated subsidiaries, will be made known to senior management in a timely manner, and that the Company’s disclosure controls and procedures will be effective not only with respect to the Company’s annual filing requirements but on an ongoing basis.

9.	Risk Factors

The Company’s business is in China, which despite recent government policy changes carries risk for foreign owned operations.

China has an evolving legal structure. Many laws and regulations dealing with economic matters in general, and foreign investment in particular, have been promulgated, including changes to the Constitution of China to authorize foreign investment and to guarantee "the lawful rights and interests" of foreign investors in China. Nevertheless, China does not have a comprehensive system of laws, and the legal and judicial systems in China in respect of commercial laws are rudimentary. In addition, enforcement of existing laws may be uncertain and sporadic, and may be subject to domestic politics.

China is an emerging economy. Although the Chinese economy has experienced significant growth in the recent past, such growth has been uneven among various sectors of the economy and geographic regions. The central government and even provincial and municipal governments continue to play a significant role in the planning of the economy, not always in a coordinated fashion.

Investment in China can be affected by significant political, economic and social uncertainties. Any change in laws and policies by the Chinese government could affect the Company’s investment in China. Circumstances such as a change in leadership, social or political disruption may benefit or limit the Chinese government's abilities to pursue such policies.

Need to Obtain Permits and Licenses. Although China is progressing towards a market-oriented economy, it is still a centrally planned economy. The operations of the Company require government review, licenses and permits from various government agencies.

Chinese Costs. There continues to be “made in China” pricing for raw materials, minerals and fertilizers which differs from international prices. The continued rapid growth in the Chinese economy is affecting both fertilizer input prices and international freight rates for imports.

Additional risk factors can be found in the Company’s Form 20-F, filed with Canadian security commissions on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov/edgar.